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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALBERTA STAR DEVELOPMENT CORP.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
013060108
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|	Rule 13d-1(b)
| |	Rule 13d-1(c)
| |	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 013060108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David W. Tice & Associates, LLC - 66-0623243

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 280,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 3,225,000 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,225,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Includes 500,000 shares of Common Stock issuable upon the exercise of immediately exercisable warrants (with the percent ownership calculated based upon an aggregate of 95,418,000 shares outstanding as of December 31, 2006, as reported on Bloomberg, and assuming the exercise of the warrants to purchase 500,000 shares by the reporting person).

Page 2 of 5 Pages

CUSIP No. 013060108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prudent Bear Funds, Inc. - 39-1837741

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 2,945,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,945,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated based upon an aggregate of 94,418,000 shares outstanding as of December 31, 2006, as reported on Bloomberg.

Page 3 of 5 Pages

CUSIP No. 013060108

        This Amendment No. 1 to the undersigned’s Schedule 13G, which was originally filed on February 8, 2006 (the “Schedule 13G”) with regard to Alberta Star Development Corp. (the “Issuer”), is being filed to amend Items 4 and 5 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.	Ownership

David W. Tice & Associates, LLC

(a)	Amount Beneficially Owned: 3,225,000 *

(b)	Percent of Class: 3.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 280,000

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 3,225,000

(iv)	shared power to dispose or to direct the disposition of: -0-

Prudent Bear Funds, Inc.

(a)	Amount Beneficially Owned: 2,945,000 *

(b)	Percent of Class: 3.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: 2,945,000

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

*	David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. share beneficial ownership over the same 2,945,000 shares.

Page 4 of 5 Pages

CUSIP No. 013060108

Exhibits.

        1.        Agreement to file Schedule 13G jointly. (Previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed February 8, 2006.)

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2007

DAVID W. TICE & ASSOCIATES, LLC
By: /s/ David W. Tice
David W. Tice, President
PRUDENT BEAR FUNDS, INC.
By: /s/ David W. Tice
David W. Tice, President

Page 5 of 5 Pages